SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 12, 2016

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, October 12, 2016 regarding “Ericsson announces preliminary Q3, 2016 earnings”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: October 12, 2016

PRESS RELEASE OCTOBER 12, 2016

Ericsson announces preliminary Q3, 2016 earnings

•	Business result for the third quarter 2016 will be significantly lower than company expectations. Negative industry trends from first half 2016, with weaker demand for mobile broadband, especially in markets with weak macro-economic environment, have further accelerated.

•	Sales declined by -14% YoY to SEK 51.1 (59.2) b., driven by slower development in Segment Networks where sales declined by -19%.

•	Gross margin declined to 28% (34%) following lower volumes in Segment Networks, lower mobile broadband capacity sales, and higher share of services sales.

•	Operating income declined to SEK 0.3 (5.1) b., including restructuring charges of SEK 1.3 b.

•	Current trends are expected to continue short term.

•	All numbers are preliminary and unaudited.

•	Conference call for analysts, investors and media will be held today, October 12, 09.00 CEST

•	Full report to be published October 21, approx. 07.30 CEST.

Ericsson (NASDAQ:ERIC) today announced that the business result for the third quarter 2016 will be significantly lower than company expectations. The negative industry trends from the first half of 2016 have further accelerated, impacting Q3, 2016 numbers primarily in Segment Networks. The sales decline was mainly driven by markets with weak macro-economic environment such as Brazil, Russia and the Middle East, impacting both coverage and capacity sales in those markets. In addition, capacity sales in Europe were lower following completion of mobile broadband projects in 2015.

Jan Frykhammar, President and CEO says: “Our result is significantly lower than we expected, with a particularly weak end of the quarter, and deviates from what we previously have communicated regarding market development. The negative industry trends have further accelerated affecting primarily Segment Networks. Continued progress in our cost reduction programs did not offset the lower sales and gross margin. More in-depth analysis remains to be done but current trends are expected to continue short-term. We will continue to drive the ongoing cost program and implement further reductions in cost of sales to meet the lower sales volumes.”

PRESS RELEASE OCTOBER 12, 2016

Key numbers (preliminary and unaudited)

SEK b.	Q316	Q315	YoY change	Q216	QoQ change
Sales	51.1	59.2	-14%	54.1	-6%
Of which Networks	23.3	28.8	-19%	26.8	-13%
Gross income	14.5	20.1	-28%	17.5	-17%
Gross margin	28.3%	33.9%	—	32.3%	—
Operating expenses	-14.1	-14.9	-6%	-14.5	-3%
Operating income	0.3	5.1	-93%	2.8	-88%
Of which Networks	-0.3	2.8	-109%	1.6	-116%
Operating income excl. restructuring charges	1.6	6.1	-73%	3.8	-58%

Ericsson will, as previously communicated, announce its full report for the third quarter 2016 on October 21, at approximately 07.30 CET.

CONFERENCE CALL FOR ANALYSTS, INVESTORS AND JOURNALISTS

Following today’s announcement Ericsson will host a conference call for analysts, investors and journalists starting at 09.00 CEST (08.00 BST in the UK, 03.00 EDT in the US and 16.00 JST in Japan).

Sweden: +46 (0) 8 5664 2694 (Toll-free Sweden: 0200 883817)

International/UK: +44 203 008 9801 (Toll-free UK: 0808 2370059)

US: +1 646 502 5116 (Toll-free US: 18558315945)

Please call in at least 15 minutes before the conference call begins. With a large number of callers, it may take some time before you are connected.

Live audio webcast of the conference call is also available here

Replay of the conference call details will be available approximately one hour after the call on www.ericsson.com/press and www.ericsson.com/investors, where supporting presentation will also be available.

NOTES TO EDITORS

For media kits, backgrounders and high-resolution photos, please visit www.ericsson.com/press

Ericsson is the driving force behind the Networked Society – a world leader in communications technology and services. Our long-term relationships with every major telecom operator in the world allow people, business and society to fulfill their potential and create a more sustainable future.

PRESS RELEASE OCTOBER 12, 2016

Our services, software and infrastructure – especially in mobility, broadband and the cloud – are enabling the telecom industry and other sectors to do better business, increase efficiency, improve the user experience and capture new opportunities.

With approximately 115,000 professionals and customers in 180 countries, we combine global scale with technology and services leadership. We support networks that connect more than 2.5 billion subscribers. Forty percent of the world’s mobile traffic is carried over Ericsson networks. And our investments in research and development ensure that our solutions – and our customers – stay in front.

Founded in 1876, Ericsson has its headquarters in Stockholm, Sweden. Net sales in 2015 were SEK 246.9 billion (USD 29.4 billion). Ericsson is listed on NASDAQ OMX stock exchange in Stockholm and the NASDAQ in New York.

www.ericsson.com

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FOR FURTHER INFORMATION, PLEASE CONTACT

Peter Nyquist, Head of Investor Relations

Phone: +46 10 714 64 49

E-mail: peter.nyquist@ericsson.com

Ericsson Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

This information is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 07:30 CET on October 12, 2016.